Exhibit No. 12.1

Belmond Ltd
Computation of Ratio of Earnings to Fixed Charges
$'000

Earnings available to cover fixed charges:	2011	2012	2013	2014	2015	Nine months ended Sep 30, 2016
Add:
Earnings / (losses) before income taxes and earnings from unconsolidated companies from continuing operations	(4,637)	8,101	(14,992)	8,105	25,354	47,101
Fixed charges	47,034	38,568	39,432	41,103	35,659	25,027
Amortization of capitalized interest	510	398	417	417	417	312
Distributed income of equity method investees	2,428	2,524	7,841	3,725	3,649	3,018
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.	–	–	–	–	–	–
Less:
Interest capitalized	(863)	(4,193)	(1,088)	–	–	–
Preference security dividend requirement of consolidated subsiadiaries	–	–	–	–	–	–
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	–	–	–	–	(137)	(46)
Earnings available to cover fixed charges:	44,473	45,398	31,610	53,349	64,942	75,413
Fixed Charges:
Interest expensed and capitalized	36,571	29,737	28,217	32,846	29,198	19,618
Amortizated premiums, discounts and capitalized expenses related to indebtedness	7,167	5,318	7,197	3,921	2,903	2,208
Estimate of interest in rent expense	3,296	3,513	4,018	4,336	3,558	3,201
Preference security dividend requirements	0	0	0	0	0	0
Interest on uncertain tax positions	0	0	0	0	0	0
Total fixed charges	47,034	38,568	39,432	41,103	35,659	25,027

Ratio of earnings to fixed charges	0.95	1.18	0.80	1.30	1.82	3.01
Deficiency in earnings to fixed charges (based on ratio)	2,562	–	7,822	–